FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	June	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated June 1, 2004 (“Rogers Wireless Inc. Introduces BlackBerry 7780™")	Page No 3

Document 1

June 1, 2004

FOR IMMEDIATE RELEASE

ROGERS WIRELESS INC. INTRODUCES BLACKBERRY 7780™

Latest addition features larger, vibrant colour screen

Toronto, ON – Rogers Wireless and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of the BlackBerry 7780 Wireless Handheld™ in Canada. The BlackBerry 7780™ delivers the popular BlackBerry® experience, now with a larger, high-resolution colour display, while maintaining superior battery performance. Operating in Canada on Rogers Wireless’ leading integrated wireless voice and data network, the tri-band 850/1800/1900 MHz GSM/GPRS BlackBerry 7780 enables customers to roam internationally.*

“Keeping up with the needs and preferences of our loyal BlackBerry customers is a top priority for Rogers Wireless, so we’re pleased to introduce the latest innovation to our line up with the BlackBerry 7780,” said John Demetris, Vice President, Business Marketing, Rogers Wireless. “With an enhanced display and superior battery life, coupled with reliable roaming around the globe, the BlackBerry 7780 offers an excellent wireless experience for people on the go.”

The BlackBerry 7780 delivers an exceptional mobile experience thanks to its large, easy-to-read, backlit, 240 x 240 resolution display that supports over 65,000 colours. A backlit QWERTY keyboard designed for incredibly easy thumb-typing adds further convenience. As always with Rogers Wireless, the BlackBerry 7780 features e-mail, phone, SMS, browser and organizer applications. The popular BlackBerry ‘push’ technology enables e-mail messages to be automatically delivered so customers can stay connected effortlessly. With the always-on BlackBerry 7780, customers can read, compose, forward, or reply to messages at their convenience and view attachments in common document formats.

“BlackBerry continues to grow in popularity with already more than one million subscribers and we are pleased to work with Rogers Wireless to introduce another choice of handheld for our customers across Canada,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “The new BlackBerry 7780 offers integrated support for both voice and data applications and features a larger, hi-res colour screen that maximizes content viewing for e-mail, intranet, and web applications.”

The BlackBerry 7780 costs $499.99 with a two-year service agreement from Rogers Wireless and is available for purchase across Canada through select Rogers Wireless dealer and retail points of sale, or online at www.rogers.com.

Rogers Wireless offers the widest selection of BlackBerry handhelds in North America, including the BlackBerry 7280™, BlackBerry 6280™ and BlackBerry 6710™, which also operate on the Rogers Wireless GSM/GPRS network, and the BlackBerry 950™ which operates on the Rogers Wireless Mobitex network.

-more-

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About Rogers Wireless

Rogers Wireless Communications Inc. (TSX: RCM.B; NYSE: RCN) operates Canada’s largest integrated wireless voice and data network in Canada, providing advanced voice and wireless data solutions to customers from coast to coast on the Company’s GSM/GPRS network – the world standard for wireless communications technology. The Company has almost 4.1 million customers and offices in Canadian cities across the country. Rogers Wireless Communications Inc. is 56% owned by Rogers Communications Inc., and 34% owned by AT&T Wireless Services, Inc.

_________________

For more information or to request an interview, please contact:

Courtney Flaherty
Brodeur Worldwide for RIM
212-771-3637
cflaherty@brodeur.com

RIM Investor Relations
519.888.7465
investor_relations@rim.com

Suzanne McMeans
Rogers Wireless
416-935-7167
suzanne.mcmeans@rci.rogers.com

* Check with Rogers Wireless for roaming services Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	June 1, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller